UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

NAME OF REGISTRANT: Comerica Incorporated

NAME OF PERSONS RELYING ON EXEMPTION: HoldCo Asset Management, LP, HoldCo Opportunities Fund V, L.P., VM GP X LLC, VM GP II LLC, Michael Zaitzeff, and Vikaran Ghei (collectively, “HoldCo”)

ADDRESS OF PERSON RELYING ON EXEMPTION: 515 East Las Olas Blvd., Suite 1010, Fort Lauderdale, Florida 33301

WRITTEN MATERIALS: The following written materials are attached:

Press Release, dated December 15, 2025

Presentation, dated December 2025, attached hereto as Exhibit 1

* * *

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. HoldCo is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by HoldCo.

PLEASE NOTE: HoldCo is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

HOLDCO ASSET MANAGEMENT RELEASES PRESENTATION TO THE SHAREHOLDERS OF COMERICA INC.

Urges Comerica Shareholders Vote AGAINST the Fifth Third Merger at Upcoming Special Meeting

Believes the Deal Undervalues Comerica and That Voting AGAINST Can Unlock a Better Outcome With Fifth Third or Other Buyers With Limited Downside if Merger is Voted Down

Provides Comerica Shareholders With Update on HoldCo’s Litigation Opposing the Deal

FORT LAUDERDALE, Fla., Dec. 15, 2025 - Today, HoldCo Asset Management, LP (“HoldCo”), a Florida-based investment firm managing approximately $2.6 billion in regulatory assets under management, with beneficial ownership of approximately 1.6% of the outstanding common stock of Comerica Inc. (NYSE: CMA) (“Comerica” or the “Company”), released a presentation to the shareholders of Comerica entitled “Why We Recommend Voting AGAINST The Proposed Merger and Our Litigation Update.” Comerica’s special meeting of shareholders to vote on the proposed transaction is scheduled to be held on January 6, 2026.

The presentation may be found at the following link:

https://holdcoam.co/CMA_Dec15

Vik Ghei and Misha Zaitzeff, Co-Founders of HoldCo, noted:

“We believe Comerica’s board of directors approved an unusually rushed 17-day process in which CEO Curtis Farmer was effectively the sole negotiator on shareholders’ behalf, shortly following reports that the board, including Farmer, may face an election contest. That process produced a price at the bottom of Fifth Third’s initial exchange-ratio range, despite at least one approach from another large bank and without a truly independent committee or a genuine market check to address Mr. Farmer’s significant conflicts of interest.”

“Furthermore, while this year’s four large-bank mergers have involved tangible book dilution and ~3-year stated earn-backs, Fifth Third suffers no dilution—highlighting an objectively bargain price for Fifth Third.”

“We are confident Comerica shareholders can do better by voting AGAINST this merger. The merger agreement does not permit Fifth Third simply to walk away; it requires both parties to use their reasonable best efforts to restructure and re-submit the transaction.”

“In our view, shareholders should not accept a deal that appears to reward a hand-picked ‘white knight’ acquirer with extremely CEO-friendly economics. Based on Comerica’s own disclosures, Mr. Farmer could receive on the order of $140 million dollars over the next decade if this merger closes, versus only a small fraction of that amount if he were removed following a proxy contest at Comerica’s 2026 Annual Meeting expected to be held in April 2026. That misalignment is precisely why we believe shareholders should insist on a higher price or a superior alternative transaction, rather than accepting a rushed deal that conveniently is expected to close at the end of the first quarter of 2026 and seems to prioritize the CEO’s personal outcome over maximizing value for owners.”

In the presentation, HoldCo disclosed that it owns common stock of Comerica and consequently has an economic interest in the price of these securities.

HoldCo’s prior presentations entitled “To The Independent Directors of Comerica Inc.: Look What You’ve Done”, dated November 17, 2025, and “To The Board of Directors of Comerica Inc.: We Echo Mayo – If Not Now, Then When?”, dated July 28, 2025, which are referenced in HoldCo’s December 2025 presentation, can be found at the following links:

https://holdcoam.co/CMA_Nov17

https://holdcoam.com/wp-content/uploads/Comerica.pdf

HoldCo Asset Management, LP is an investment adviser located in Fort Lauderdale, Florida. HoldCo was founded by Vik Ghei and Misha Zaitzeff. HoldCo currently has approximately $2.6 billion of regulatory assets under management.

Disclaimer

As of the publication date of this report, a fund managed by HoldCo has a long position in Comerica Inc. through ownership of its common stock. HoldCo may change its views about its investment positions in Comerica Inc. at any time, for any reason or no reason, and at any time may change the form or substance of any of its related or unrelated investment positions. If it does so, it will not be under obligation to inform anyone and does not intend to do so unless required by law.

All content in this press release and referenced presentations represent the opinions of HoldCo and are for discussion and general information purposes only. HoldCo has obtained all information herein from publicly available sources, and such information is presented “as is,” without warranty of any kind whether express or implied. All data and other information are not warranted as to completeness or accuracy and reflect HoldCo’s views as of this date, all of which are accordingly subject to change without notice.

This document is not intended to be, nor should it be construed as, a marketing or solicitation vehicle for HoldCo or any fund managed by HoldCo, and it is not investment advice, an investment recommendation, or an offer to buy or sell or the solicitation of an offer to buy or sell any securities, including without limitation any interests in a fund managed by and/or associated with HoldCo. Any offer or solicitation may only be made pursuant to a private placement memorandum, agreement of limited partnership, or similar or related documents, which will only be provided to qualified offerees and should be reviewed carefully and in their entirety by any such offerees prior to making or considering a decision to invest in any HoldCo managed fund.

The information contained in this document may include, or incorporate by reference, forward-looking statements, which would include any statements that are not statements of historical fact. These forward-looking statements may turn out to be wrong and can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors. There can be no assurance that forward-looking statements will materialize or that actual results will not be materially different than those presented.

This is not a solicitation of authority to vote your proxy. Do not send us your proxy card. HoldCo is not asking for your proxy card and will not accept proxy cards if sent. HoldCo is not able to vote your proxy, nor does this communication contemplate such an event.

Investors:

HoldCo@info.sodali.com